News Releasee Communiqué de Pressee

Exhibit 99.4
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Catherine ENCK
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Patricia MARIE
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Paul FLOREN
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Franklin BOITIER
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Philippe GATEAU
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TOTAL S.A.
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542 051 180 R.C.S. Nanterre
www.total.com
102 Students From 80 Universities Around the World
Are Attending The 2007 Total Summer School Near Paris
Paris, July 3, 2007 - 102 students from 24 nations arrived at the Total Summer School near Paris on Sunday, July 1 to enjoy a multicultural experience and deepen their knowledge of the world’s major energy issues. Invited by Université Total, the students will share a week of study, exchange and discussion with university experts and senior managers from Total.
The programme is designed to help Total’s international subsidiaries strengthen their ties and exchanges with the academic world. Ranging in age from 20 to 29, the 102 students represent 80 schools and universities around the world that have been identified as important training grounds in the Group’s host countries and growth markets. Total Summer School also contributes to Total’s objective of giving its teams and management a more international profile.
Some 30 energy specialists, geopolitical experts and managers from Total will moderate discussions, present key energy issues and challenges and share their knowledge of economics, geopolitics, the future of energy, climate change, and corporate social responsibility with the students.
The first session of Total Summer School, held last year, yielded very enriching discussions for both the students and moderators, noted Jean-Jacques Guilbaud, Senior Vice President Human Resources & Corporate Communications: “Creating opportunities to converse with students about issues as the future of energy is extremely important. For a group as Total, It’s a truly unique opportunity to do this once a year with a global panel of students like this.”
Total Summer School is a programme of Université Total (www.universite.total.com). Total opened its corporate university in 2005 to foster thinking and discussion about issues that influence the future of its businesses and to strengthen the Group’s ties with universities.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com